Exhibit 99.1

N E W S       R E L E A S E

Siyata Mobile Further Expands Distribution in New Agreement with IP Access International

Vancouver, BC – February 24, 2025 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, today announced a new distribution agreement with IP Access International, a leading provider of reliable communication solutions for organizations operating in challenging environments.

Through this partnership, IP Access International will offer Siyata’s SD7 rugged PoC devices and accessories to its extensive customer base, which includes fire departments, mining operations, oil and energy companies, utilities, and other industries that require robust, mission-critical communication solutions in remote areas. Siyata’s SD7 devices will integrate seamlessly with IP Access International’s SuperGIG™ solution, delivering unparalleled connectivity by combining major cellular carriers, OneWeb and Starlink LEO constellations, and a GEO satellite backup into a single, resilient network.

IP Access International specializes in delivering seamless connectivity by combining satellite, cellular, and Wi-Fi technologies to create a reliable coverage network—a ‘connectivity bubble’—for customers operating in the most challenging locations. By incorporating Siyata’s SD7 devices into the SuperGIG™ ecosystem, end users will benefit from uninterrupted push-to-talk capabilities, ensuring communication remains clear and accessible even in areas where traditional networks fall short.

Marc Seelenfreund, CEO of Siyata Mobile, commented, "We are thrilled to partner with IP Access International, as their customers align perfectly with Siyata’s target market. Their expertise in providing unique communication solutions to organizations operating in challenging or remote areas makes them an ideal distributor for our SD7 devices."

Bryan Hill, CEO of IP Access International, added, “We are excited to add Siyata’s SD7 devices to our portfolio. Many of our customers operate in mission-critical environments where reliable communication is essential, and Siyata’s technology is a strong complement to our SuperGIG™ connectivity solution. With the combination of Siyata’s rugged push-to-talk devices and SuperGIG™'s always-on, multi-network connectivity powered by OneWeb and Starlink LEO constellations with a GEO backup, we’re providing first responders and enterprise users with an unmatched communication experience, no matter where they are.”

https://www.ipinternational.net/

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata's common shares trade on the Nasdaq under the symbol "SYTA", and its warrants trade under the symbol “SYTAW”.

Visit www.siyata.net to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

About IP Access International

IP Access International is a leading provider of reliable and secure connectivity solutions for public safety agencies, enterprise operations, and uncarpeted industries. With a deep commitment to mission-critical communications, IP Access delivers cutting-edge satellite, private wireless, and hybrid network solutions, including its flagship SuperGIG™ service—an industry-first multi-carrier LTE and satellite backhaul solution designed to keep users connected anywhere.

For over 20 years, IP Access has provided seamless connectivity for first responders, government agencies, and commercial enterprises, ensuring operational continuity in the most challenging environments. With a nationwide network of partners and a 24/7/365 Network Operations Center (NOC), IP Access International empowers organizations with scalable, secure, and resilient communications.

Learn more at www.ipinternational.net.

Marketing & Brand Communications:

Rachel Quarles, Director of Marketing

IP Access International

rachel.quarles@ipinternational.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata's current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Siyata's filings with the Securities and Exchange Commission ("SEC"), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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